SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2023

Commission File Number: 001-39543

VIA optronics AG

(Registrant’s name)

Address

Sieboldstrasse 18

90411 Nuremberg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

On August 30, 2023, VIA optronics AG announced strategic collaboration with Antolin to develop innovative integrated display systems for vehicle interiors. A copy of the related press release is furnished as Exhibit 99.1 hereto.

EXHIBITS

99.1	Press Release: VIA optronics AG Announces Strategic Collaboration with Antolin to Develop Innovative Integrated Display Systems for Vehicle Interiors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIA optronics

Date: August 30, 2023	By:	/s/ Roland Chochoiek
	Name:	Roland Chochoiek
	Title:	Chief Executive Officer